February 19, 2007
VIA EDGAR AND FACSIMILE (202) 772-9210
Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Equity Lifestyle Properties, Inc. Form 10-K for the year ended December 31, 2005 File No. 001-11718
Dear Mr. Telewicz:
          Set forth below is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us” or “our”) to the comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 6, 2007 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). The Company has filed this letter on EDGAR as correspondence.
Form 10-K for the year ended December 31, 2005
Note 2 — Summary of Significant Accounting Policies, pages F-11 — F-15
(h) Investments in Joint Ventures, page F-13
Comment 1:
          We note your response to comment 3. We are still unclear from your response how you have determined that it is probable that you have incurred a loss with respect to your lease with Thousand Trails Operations Holding Company in accordance with paragraphs 8 and 22-23 of SFAS 5. Based on your response, it appears that your conclusion that Thousand Trails Operations Holding Company represents a credit risk is based on speculation about the future operating performance and the potential sale and restructuring of the lease agreement with Thousand Trails. Please describe any historical or current indicators that Thousand Trails is a credit risk, such as the amount of any outstanding current receivable related to Thousand Trails, the amount of time that receivable has been outstanding, and the allowance that the Company has recorded or revise your financial statements accordingly. Additionally, it is unclear from your current disclosure if you have recorded the revenue impact of straight-lining this lease and an offsetting charge to bad debt expense on a gross or net basis. To the extent the transaction has been recorded on a net basis, explain to us your basis in GAAP for presenting the transaction in that manner.

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
February 19, 2007

Response:
          On November 10, 2004, we announced that we had entered into a 15-year operating lease (the “TT Lease”) with Thousand Trails Operations Holding Company, L.P. (“TT”) simultaneously with our acquisition of 57 properties from TT (the “TT Properties”). The disclosure regarding the TT Lease is provided in Note 2(i), Income from Other Investments, net, in the 2005 10-K. The lease terms included an annual fixed payment of $16 million (payable monthly) with increases of 3.25% per year over the term of the TT Lease. In accordance with SFAS 13, “Accounting for Leases” and FTB 85-3, “Accounting for Operating Leases with Scheduled Rent Increases,” this fixed escalation must be straight-lined over the 15-year lease term. Straight-line rental revenue to be recognized over the life of the TT Lease would be approximately $20 million per year, resulting in a non-cash straight-line rental revenue adjustment of approximately $4 million in 2005 and a gross deferred rent receivable balance of approximately $5 million (before any allowance) as of December 31, 2005.
          Paragraph 8 of SFAS 5, Accounting for Contingencies (“SFAS 5”), states that a loss contingency may be accrued if it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated. Paragraphs 22 and 23 of SFAS 5 specifically discuss the collectibility of receivables. Paragraph 23 of SFAS 5 states that if, based on current information and events, it is probable that the enterprise will be unable to collect all amounts due according to the contractual terms of the receivable, then a probable loss exists.
          The Company assessed the collectibility of the deferred straight-line rent receivable from the TT Lease of approximately $5 million as of December 31, 2005, and determined it was probable that a loss on that receivable existed. Management of the Company used the following historical and current indicators in making this judgment:
1.	At the time of entering into the agreement, the Company had been provided financial statements by TT indicating that TT’s trailing twelve-month EBITDA (earnings before interest, taxes, depreciation and amortization, as determined by TT) as of June 30, 2004 was approximately $22.3 million, excluding amounts spent on capital expenditures. All EBITDA amounts also exclude the lease payment to the Company.

2.	On November 10, 2004, the Company closed on the sale-leaseback transaction. TT’s trailing twelve-month EBITDA had declined approximately $0.9 million to $21.4 million as of September 30, 2004, compared to $22.3 million as of June 30, 2004.

3.	As of December 31, 2004, TT’s trailing twelve-month EBITDA had further declined another $1.7 million to $19.7 million, compared to $21.4 million as of September 30, 2004. The following table provides selected actual financial information for TT for the year ended December 31, 2004 as well as for the twelve months ended June 30, 2003 and 2002 (TT formerly had a fiscal year end of June 30th):

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
February 19, 2007

	$ In Millions
	Year ended	Year ended	Year ended
	12/31/2004	6/30/03	6/30/02

EBITDA	$19.7	$22.7	$20.7

Recurring Capital Expenditures (“Cap Ex”)	4.5	2.4	4.2

EBITDA, net of Recurring Cap Ex	15.2	20.3	16.5
4.	The following table provides selected financial information for TT for the year ended December 31, 2005:

	$ In Millions
	Actual	Budget
	Year ended	Year ended	Actual less
	12/31/2005	12/31/2005	Budget

Net Loss	($13.3)	($15.8)	$2.5

EBITDA	21.7	26.8	(5.1)

Recurring Cap Ex	4.9	3.8	1.1

EBITDA, net of Recurring Cap Ex	16.8	23.0	(6.2)

EBITDA, net of Recurring Cap Ex as a percentage of the following:
2005 cash lease payment of $16.0	105%
Straight-line lease amount of $20.0	84%
2019 cash lease payment of $25.0	67%
TT’s poor actual performance for 2005 compared to budget expectations was a subject discussed on the Company’s quarterly investor conference calls. The actual calendar year EBITDA performance for 2005 and 2004 was similar to the performance in the 2003 and 2002 fiscal years and we believe this was a strong indicator of expected future performance. Beginning with the inception of the TT Lease in November of 2004 through the year ended December 31, 2005, TT was significantly underperforming expectation and generating cash flow (EBITDA less recurring Cap Ex) well below the level of rent called for in future escalations that would be necessary to recover any deferred straight-line rent receivable.

5.	The contractual terms of the TT Lease increased the fixed lease payment by 3.25 percent each year. The 3.25 percent fixed escalation results in growth of the annual lease payment of $16 million in 2005 to $25 million during the 15-year lease term. The gross deferred straight-line rent receivable (before any allowance) would grow to approximately $18 million by 2012 before any portion of the gross deferred straight-line rent receivable becomes a current receivable. As shown in the table in 4 above, TT’s 2005 cash flow was only five percent higher than the 2005 cash lease payment. It would be unreasonable to assume that TT would consistently have cash flow in excess of the

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
February 19, 2007

$20 million straight-line lease amount or sufficient cash flow growth to achieve the cash lease payment of $25 million payable in the last year of the lease.

In order to recognize the straight-line revenue in excess of the current cash payments, the Company would have to speculate that TT’s operations would perform, in the distant future, at a level substantially above its current or historical performance, with little or no basis for doing so.
          Based upon all the facts discussed above, as well as those described in the Company’s December 20, 2006 response, the Company determined, in accordance with SFAS 5, that it had a probable loss with respect to its deferred rent receivable. Although the performance of TT was strong enough to meet its current obligations, the current and historical performance of TT indicated that its ability to meet the future cash escalations, and accordingly, pay the deferred straight-line receivable balance, was remote.
          As of December 31, 2005, the Company reasonably estimated the amount of the loss to be approximately $5 million, of which approximately $1 million was recognized in 2004 and approximately $4 million in 2005. The Company reported net loss available for common shares of approximately $2 million for the year ended December 31, 2005. If the Company did not recognize the $4 million loss contingency, its net income available for common shares for the year ended December 31, 2005 would have been approximately $1 million.
          The Company also believes Staff Accounting Bulletin No. 104, Topic 13: Revenue Recognition (“SAB 104”) is relevant to the issue of revenue recognition. Under SAB 104, the staff has indicated that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.
          The TT Lease meets the first three criteria. However, as discussed above, the Company firmly believes that collectibility of the straight-line rent component was not reasonably assured and it was appropriate to record a probable loss under SFAS 5. SAB 104 footnotes paragraph 84(g) of CON 5, Recognition and Measurement in Financial Statements of Business Enterprises (“CON 5”), regarding the reasonably assured criteria. Paragraph 84(g) of CON 5 states that “if collectibility of assets received for product, services, or other assets is doubtful, revenues and gains may be recognized on the basis of cash received.” The Company’s treatment of the probable loss related to the straight-line rent is consistent with SFAS 5, SAB 104 and CON 5.
          The Company has not had any current receivable outstanding on the TT Lease since the inception of the TT Lease.
          The Company’s Consolidated Statement of Operations included in its 2005 10-K is divided into four main sections: Property Operations, Home Sales Operations, Other Income and Expenses and Discontinued Operations. Property Operations includes the Company’s core business, which is owning and operating lifestyle-oriented properties. Home Sales Operations primarily includes the sales of new and used resort homes and cottages as well as home resales and ancillary activity. Other Income and Expenses includes items such as interest income,

Robert F. Telewicz, Jr.
Senior Staff Accountant
United States Securities and Exchange Commission
February 19, 2007

interest expense, general and administrative expense, depreciation and income from other investments, net.
          Income from other investments, net includes all net activity of the TT Lease as well as some income from other miscellaneous corporate investments. The loss, or bad debt charge, related to the deferred rent receivable from the TT Lease is reported in Income from other investments, net. Note 2(i) to the 2005 10-K discloses that the straight-line rental revenue from the TT Lease was approximately $20 million and also discloses that the straight-line rent of approximately $4 million in excess of the cash lease payment was not recognized as income.
          Although the amount is presented net on the actual Consolidated Statement of Operations, the Company believes it has provided adequate disclosure in Note 2(i) to the 2005 10-K of the gross amount of the TT Lease income and the related loss. The disclosure in the 2005 10-K is in compliance with SEC Regulation S-X 210.5-03(b)7 and (b)9 which provides that material amounts included under non-operating income or non-operating expenses shall be separately stated in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose. In addition, the TT Lease was a unique transaction for the Company as leasing properties on a long-term basis to third party operators is not part of our core Property Operations and the annual straight-line rent from the TT Lease is a relatively small portion (approximately five percent of gross revenues) of the Company’s operations.
          The Company also reviewed the accounting guidance related to revenue recognition in the timeshare, health care and software industries. The guidance consistently concludes that if a transaction occurs and the collectibility of assets received for products or services sold in that transaction is doubtful, it is appropriate to net the probable loss related to that asset against the revenues.
          In connection with our response to the comment received on February 6, 2007 from the Commission pertaining to the 2005 10-K, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	Staff comments or revisions to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President and Chief Financial Officer